EARKICK

Your Personal Mental Health Companion

earkick.com San Francisco CA

Featured Investors



Evan Nisselson

Syndicate Lead

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We invested in serial entrepreneurs Herbert & Karin who are making impressive progress building Earkick. I have known Herbert for about 8 years, he is a Computer Vision expert who has sold 2 of 3 computer vision/AI startups he co-founded. Karin has a master in Mental Health leveraging hearables and is also an entrepreneur. Karin & Herbert started working together in 2021 and they have built a strong tech team, trending toward technical efficacy to measure mental health and established traction with their target audience. Everyone says tracking mental health is an art not a science. Earkick is

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Invested $200,000 this round & $850,000 previously

Highlights

1. 4.8 star rating from 30,000+ users
2. 34% mood improvement, 32% anxiety reduction in our members
3. CEO with multiple exits, investors and advisors from LDV Capital, SpaceX, and other top-tier firms
4. 1 in 2 youth (13-18 y.o.) impacted by mental health--huge problem that needs solving

Our Founder

Herbert Bay

Pitch

EARKICK

Improving mental health for Gen-Z in real time



MARKET OPPORTUNITY

Mental health is a global pandemic

1 in 2 — **Youth** (13–18 yo) impacted by mental health [3]

$387Bn — Cost of poor mental health among youth **per year** [4]

$231 Bn	**TAM** Behavioural Therapy Market[1] CAGR 9.9%
$9.6 Bn	**SAM** Online Therapy Market[2] CAGR 25.4%
$384 M	**SOM** 40% AI Therapist 10% Market Share

[1]360 Market Updates 2020 [2]The Business Research Company 2022 [3]NIMH 2021 [4]Unicef 2021

THE PROBLEM

Mental health support has a timing problem

- Gen-Z want immediate online support
- Delay in 1:1 support due to availability, poor matching and scarce resources.
- Real-time actions **impossible**



Mental wellbeing
Measure mental health
Measure mental health
Measure mental health
First symptoms
First therapy session
Time (months)

THE SOLUTION

Get mental health support in real time



How do you feel this evening?



Measure

Measure depression and anxiety from voice and video + fitness tracker data

Improve

LLM Personalized content, actions, suggestions





TECHNOLOGY

Mental-health tracking and real time intervention


Text
Speech
Audio
Video
Face
Multimodal mental-health detector
· Mood
· Anxiety
· Context
· PHQ-9
· GAD-7
LLM
Insights
Conversation
Suggestions

TRACTION

Members love Earkick

4.8-star rating ★★★★★
3,000 Monthly active users
DAU/MAU ratio of **19-25%**
30-day retention of **28%**

Featured in:

TIME · Randi Zuckerberg Show · Product Hunt · RAW Startup · Health Tech World · TOM STYLE · PRODUCTS THAT COUNT

★★★★★ BellaRoseBean
Genuinely one of the best apps I have ever used! Whoever made this app is amazing! I have spent the past few months trying to find a mental health app that works for me and there were some that were just okay but nothing comes close to this. I have fallen in love with this app in less than 24 hours!

★★★★★ kittycat55456
Helps me so much🥰 This app has helped me so much. I have trouble talking to my mum about my feeling. I have been feeling very down lately and this has picked me up. I recommend this app for journaling and helping. I love how the panda gives you advice it helps me so much. Thank you! You must get this app! 🥰🥰

★★★★★ Nancy
My little Panda he's been a life saver. I don't know how you created him, but he was there for me in one of the three worst days of my life. So much better than any therapist I've ever had. Thank you for creating him, you made him a perfect fit for me!

ROI

Increasing tech **accuracy** and **efficacy**


4,000 members
34% Mood improvement
32% Anxiety reduction
Days of usage


Mental health prediction accuracy
F1 score for 3 mood prediction
Time

GO-TO-MARKET

Target Demographic

Age

- Students 13-25 yo
- Gen-Z

Gender

- 80% female
- 20% male





Conditions

- Anxiety
- Depression

Other Factors

- Education: Students
- Wanting to improve MH
- Marginalized groups

ROI

Increasing tech **accuracy** and **efficacy**


4,000 members
34% Mood improvement
32% Anxiety reduction
Days of usage


Mental health prediction accuracy
F1 score for 3 mood prediction
Time

GO-TO-MARKET

Target Demographic


Age
Students 13-25 yo
Gen-Z
Gender
80% female
20% male
Conditions
Anxiety
Depression
Other Factors
Education: Students
Wanting to improve MH
Marginalized groups
Apple Search, and Google
0
5
10
15
Months
EARKICK
11

Month "0" represents November 2023. Forward-looking projections cannot be guaranteed.


GO-TO-MARKET
Building massive value
Product
Main focus on product-led and community-led growth
Increase Engagement
Community feature
Produce more content & programs
Hire marketing person
Validation
Android
Ambassador programs at schools
HIPAA compliance
Scale
More languages
More schools/institutions
Ramp up revenue to ARR $1M
350k members $1M ARR
174k members $ 509k ARR
107k members $ 330k ARR
67k members $ 200k ARR
32k members $ 88k ARR
Seed
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
EARKICK
12

Forward-looking projections cannot be guaranteed.


COMPETITION
Competition
Real time proactive support
Manual member input
Automated monitoring of mental health biomarkers
Reactive support
GARMIN
fitbit
ŌURA
EARKICK
alberry
EARKICK
13


TEAM
Experienced Entrepreneurs and Experts
Core Team
Dr. Herbert Bay - CEO
2 exits & leading and awarded ML expert
Karin A. Stephan - COO
Serial Entrepreneur & Mental Health Expert
Dr. Gagan Narula
Senior ML Engineer
ETH Zurich
Dr. João Palotti
Senior Data Scientist
MIT, CMU, TU Wien
Nataliia Kozlovska
Senior IOS Engineer with Master in Mathematics
Marek Dajnowski
Senior Software Architect
Beekeeper, Instapage
Igor Makara
Senior Mobile Engineer
Slumber
Advisors / Active Investors
Evan Nisselson
General Partner @ LDV
LDV CAPITAL
Dr. Prof. Jasper Smits
Medical Advisor
TEXAS
Dr. Erica Simon
Clinical Psychologist,
Be
Roy Ashok
Business Advisor
QUALCOMM
DAQRI
Michael Lynch
Growth Advisor
SPACEX
Robert Levitan
Executive Advisor
iVillage
Nick Evans Lombe
Financial Advisor
gettyimages
EARKICK
14


FINANCING ROUND
Time to get distribution right!
Accomplishments to date
1M Pre-seed equity
Collected over 10Bn data points
Built top team
Member traction and PMF with iOS app
30,000 members
Raising $1M SAFE note until summer 2024
20% discount $12.5M post-money valuation cap
Build distribution and get exponential user growth
Reach $10k MAU and $180k ARR
Prepare for successful Seed Round
$630k
Signed up
LDV CAPITAL
Duke
WESTtech

ventures





EARKICK

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